
Mail Stop 3720

August 22, 2008

<u>Via U.S. Mail and Fax (905) 568-4446</u>
Jeffrey D. Reid
Chief Financial Officer
KMA Global Solutions International, Inc.
5570A Kennedy Road
Mississauga Ontario, Canada L4Z2A9

      RE: KMA Global Solutions International, Inc.
              Form 10-KSB for the fiscal year ended January 31, 2008

              File No. 0-51864

Dear Mr. Reid:

      We have completed our review of your Form 10-KSB and related filings and do not, at this time, have any further comments.

                 Sincerely,

                 Larry Spirgel
                 Assistant Director